SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No.1)

NeoGames S.A.
(Name of Issuer)

Ordinary Shares, no par value	L6673X107
(Title of class of securities)	(CUSIP number)

Barak Matalon
C/o NeoGames S.A.
10 Habarzel St.
Tel Aviv, Israel
Telephone: 972-3-607-2571

with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn:  Ron Ben-Menahem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. L6673X107	Page 2 of 9

1	NAME OF REPORTING PERSON: Barak Matalon I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,785,564
	9	SOLE DISPOSITIVE POWER: 7,916,277
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,785,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.7%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 3 of 9

1	NAME OF REPORTING PERSON: Pinhas Zahavi I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,952,331
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,952,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 4 of 9

1	NAME OF REPORTING PERSON: Elyahu Azur I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,785,564
	9	SOLE DISPOSITIVE POWER: 4,940,684
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,785,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.7%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 5 of 9

1	NAME OF REPORTING PERSON: Aharon Aran I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,785,564
	9	SOLE DISPOSITIVE POWER: 1,976,272
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,785,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.7%
14	TYPE OF REPORTING PERSON: IN

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 11, 2022 (the “Original Schedule 13D”), with respect to the ordinary shares, no par value (the "Ordinary Shares"), of NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg ("NeoGames" or the "Issuer"). The address of the principal executive office of NeoGames is 10 Habarzel St., Tel Aviv 6971014, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 is hereby amended by addition of the following:

SDRs Adjustment Related to the Public Takeover of Aspire Global

On September 22, 2022, in connection with the settlement of NeoGames’ public takeover of Aspire Global, an adjustment was made to the number of SDRs and cash that each of the founders received in exchange for tendering all of their shares in Aspire Global. As a result of such adjustment, each of the Reporting Persons received the following additional SDRs: (i) Mr. Matalon received an additional 19,499 SDRs; (ii) Mr. Zahavi received an additional 12,219 SDRs; (iii) Mr. Azur received an additional 12,138 SDRs; and (iv) Mr. Aran received an additional 4,855 SDRs. For each of the Reporting Persons, an equivalent amount in cash was deducted from the final consideration he otherwise would have received in the settlement.

Amended Voting Agreement

On September 13, 2022, the Reporting Persons signed an Amendment and Restatement Agreement to the Voting Agreement (the "Amended Voting Agreement"), pursuant to which Mr. Zahavi assigned all his voting authority under the agreement to Mr. Azur, with such assignment to cease to apply from the date on which Mr. Zahavi holds less than 5% of the Ordinary Shares outstanding.

Waiver of Voting Rights Letter

On September 13, 2022, Mr. Zahavi  provided a letter to the Issuer, pursuant to the Luxembourg Company Law, indefinitely and irrevocably waiving all of his voting rights attached to his Ordinary Shares and undertaking towards the Issuer not to exercise voting rights attached to any Ordinary Shares that he may hold, including any Ordinary Shares he may acquire in the future (the "Waiver of Voting Rights Letter"). The waiver will automatically terminate from the date on which Mr. Zahavi holds less than 5% of the Ordinary Shares outstanding.

Sworn Affidavit

On September 15, 2022, Mr. Zahavi  provided a sworn affidavit to the Issuer (the "Sworn Affidavit") declaring that (i) he is currently in the process of reducing his holdings of Ordinary Shares in the Issuer to below 5%, (ii) after such reduction, he will maintain no more than 5% holdings of Ordinary Shares in the Issuer, (iii) the reduction is anticipated to occur by sales on the open market and/or by way of share transfer to third parties or to his adult independent children or minor children (in which case with minor children the Ordinary Shares shall be held by a trustee independent of Mr. Zahavi), (iv) he will waive his voting rights under Luxembourg law, and undertake towards the Issuer not to exercise voting rights attached to any Ordinary Shares that he may hold, with such waiver terminating on the date on which Mr. Zahavi holds less than 5% of the Ordinary Shares of the Issuer, and (v) he has agreed along with the other Reporting Persons to amend the Voting Agreement to assign all his voting authority under such agreement to Mr. Azur, with such assignment terminating from the date on which Mr. Zahavi holds less than 5% of the Ordinary Shares of the Issuer.

The foregoing descriptions of the Amended Voting Agreement,Waiver of Voting Rights Letter and Sworn Affidavit do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety:

(a) and (b)

As of the date hereof, Mr. Matalon directly holds 5,109,948 Ordinary Shares and 2,806,329 Ordinary Shares underlying SDRs, which represent approximately 27.9% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as of September 30, 2022 as provided by the Issuer.1 Mr. Matalon has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement and the Amended Voting Agreement as described above, Mr. Matalon has the shared power to vote, or direct the voting of, an aggregate of 19,785,564 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.7% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Zahavi directly holds 3,193,717 Ordinary Shares and 1,758,614 Ordinary Shares underlying SDRs, which represent approximately 18.1% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as of September 30, 2022 as provided by the Issuer.2 Mr. Zahavi has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. Pursuant to the Amended Voting Agreement, Mr. Zahavi does not maintain voting power over the Ordinary Shares that the other Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.7% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Azur directly holds 3,193,717 Ordinary Shares and 1,746,967 Ordinary Shares underlying SDRs, which represent approximately 18.1% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as of September 30, 2022 as provided by the Issuer.3 Mr. Azur has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement and the Amended Voting Agreement as described above, Mr. Azur has the shared power to vote, or direct the voting of, an aggregate of 19,785,564 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.7% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Aran directly holds 1,277,486 Ordinary Shares and 698,786 Ordinary Shares underlying SDRs, which represent approximately 7.5% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as of September 30, 2022 as provided by the Issuer.4 Mr. Aran has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement and the Amended Voting Agreement as described above, Mr. Aran has the shared power to vote, or direct the voting of, an aggregate of 19,785,564 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.7% of the number of Ordinary Shares outstanding.

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

(c)  Except as set forth in this Amendment No. 1, to the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days with respect to any Ordinary Share.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e)  Not applicable.

1 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Matalon would hold 23.6% of the 33,481,938 Ordinary Shares outstanding.

2 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Zahavi would hold 14.8% of the 33,481,938 Ordinary Shares outstanding.

3 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Azur would hold 14.8% of the 33,481,938 Ordinary Shares outstanding.

4 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Aran would hold 5.9% of the 33,481,938 Ordinary Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by addition of the following:

Except for the Amended Voting Agreement, the Waiver of Voting Rights Letter and the Sworn Affidavit described in Item 4 above, which are incorporated by reference into this Item 6, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety:

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 11, 2022 (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D).

2	Voting Agreement by and among the Reporting Persons, dated as of November 17, 2020 (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D).

3	Amendment and Restatement Agreement to the Voting Agreement by and among the Reporting Persons, dated as of September 13, 2022.

4	Waiver of Voting Rights Letter by Mr. Zahavi, dated as of September 13, 2022.

5	Sworn Affidavit by Mr. Zahavi, dated as of September 15, 2022.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 6, 2022

/s/ Barak Matalon
Barak Matalon

/s/ Pinhas Zahavi
Pinhas Zahavi

/s/ Elyahu Azur
Elyahu Azur

/s/ Aharon Aran
Aharon Aran